November 4, 2014

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC 20549

Attention: H. Roger Schwall

Re:	EnerJex Resources, Inc.

Registration Statement on Form S-1 (File No. 333-198949)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EnerJex Resources, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to 4:00 p.m. (EST) on November 6, 2014, or as soon thereafter as is practicable.

EnerJex and its management are in possession of all facts relating to the company's disclosure. EnerJex and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in such Registration Statement, as amended. EnerJex acknowledges to the Commission that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve EnerJex from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	EnerJex may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss our responses above, you may contact our outside counsel, Michael Pfau of Reicker, Pfau, Pyle & McRoy, LLP, at 805-966-2440, or me at 210-451-5545.

Very truly yours,

/s/ Robert G. Watson

Robert G. Watson

Chief Executive Officer

4040 Broadway, Suite 508 | San Antonio, TX 78209 | 210-451-5545 (P) | 210-463-9297 (F)